Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

May 8, 2025

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Asaf Barouk

Re:	Privacore PCAAM Alternative Growth Fund, et al.;
Request to Withdraw Amendment to Application for Exemptive Relief, File No. 812-15581, filed on February 24, 2025

Ladies and Gentlemen:

On behalf of Privacore PCAAM Alternative Growth Fund (the “Company”) and the other applicants (collectively, and together with the Company, the “Applicants”), we request the withdrawal of the amendment to the application for an order pursuant to sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act, File No. 812-15581, that was filed on February 24, 2025 (the “Amendment”).

The Applicants believe that withdrawal of the Amendment is consistent with the public interest and the protection of investors. The Applicants are withdrawing the Amendment at the request of the staff of the Securities and Exchange Commission (the “Commission”) in order to file a new application for exemptive relief under the 1940 Act.

It is our understanding that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission.

If you have any questions, please do not hesitate to contact me at (215) 988-2959, or, in my absence, Gwendolyn A. Williamson at (202) 230-5218.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

cc:	Terri G. Jordan, Branch Chief
Gwendolyn A. Williamson, Faegre Drinker Biddle & Reath LLP